September 6, 2023

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Taylor Beech and Mara Ransom, Office of Trade & Services

Re:	MANSE USA LLC
Draft Offering Statement on Form 1-A
Filed July 11, 2023
CIK No. 0001982659

Dear Ms. Beech and Ms. Ransom:

On behalf of our client, MANSE USA LLC (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 4, 2023 (the “Comment Letter”) with respect to the Company’s draft offering statement on Form 1-A submitted July 11, 2023 (the “Offering Statement”).

For your convenience, we have reproduced below in italics the text of the Comment Letter, followed by the Company’s response. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Offering Statement.

Offering Statement on Form 1-A Submitted July 11, 2023

Cover Page

1. Please disclose here, in your offering summary, and your description of business that the company intends to use revenue from the sale of Roys to make yield payments on the Roys, as you state on page 4, and explain what you mean by “revenue” generated from Roys. If you are referring to the proceeds received from your offering of Roys, explain the purpose of the algorithm that you state sets the yield if the overall amount of any yield is ultimately dependent upon the success of your primary offering. Clearly state, if true, that the total amount of yield on each Roy is limited to the amount invested by the investor on each Roy after expenses, or $0.60.

Company Response. We have revised the Offering Memorandum, and submitted a revised offering memorandum simultaneously with the submission of this letter, to provide clarifications in response to this comment. The “revenue” identified in your question refers to the gross proceeds of the sale of Roys, and our reference on page 4 was merely intended to reflect that the Company, like all operating companies, relies on revenue to meet its obligations, including making “yield” payments. The level of a yield payment associated with a particular Talent is not related to the Company’s revenue, but rather following the initial issuance of the Roy it is calculated periodically based on the results of the algorithm which takes into account available information on the commercial success of a Talent. The overall amount of a yield does not depend on the success of the primary offering but on the metrics of the talent to which a Roy refers, as calculated by the algorithm. An investor who purchases a Roy will earn yearly a minimum of 4 cents and a maximum of 1US$. During the Roy’s 10-year term, a Roy holder will receive a total yield between 40 cents and $10 per Roy.

Risk Factors

Roys are fixed term contracts, page 5

2. Elaborate upon the terms in which Roys can be terminated earlier than the 10-year expiration date.

Company Response. The Company has supplemented the offering memorandum with the following clarification. Roys are contractual in nature and may be terminated earlier than the 10-year expiration date upon the occurrence of an event set out in the Participation Agreement (Exhibit 6.1) which includes the following situations:

a)	The Roy holder decides in its sole discretion to terminate the Participation Agreement;

b)	The Performance Agreement with the Talent is terminated prior to its 10-year term pursuant to its terms;

c)	In case of breach by the Roy holder of its contractual obligations including the payment of the Roy price.

The remuneration attaching to Roys..., page 5

3.Revise this risk factor to clarify, if true, that where you refer to “remuneration” you are referring to the yields on the Roys. Further clarify your statements that “Roy prices are set via the price calculation formula...” and that “prices are allowed to fluctuate freely” as these statements appear to conflict and also appear to relate to the secondary price of the Roy, not the yield, and the price at which Roys trade on the secondary market does not appear to be the focus of this risk factor.

Company Response. The Company has supplemented the offering memorandum with the following clarification. The word “remuneration,” addressed in the first comment above, does refer to “yield” payments. The amount of “yield” payments associated with a Roy likely will be a factor in decisions to sell Roys. The price of the Roys can fluctuate based on the number of sellers.

The Company’s Business

The Talents, page 9

4. We note your disclosure that the company currently has only one talent engaged. Please revise your filing to identify and describe the talent that is currently engaged and any Talent contracted with MANSE France. Please also tell us whether the Roys you intend to sell in this offering will relate to that single talent, or if the company plans to sell Roys in this offering relating to additional identified talents, and if so, how you intend to identify such talents. Explain how Roys will be associated with a particular Talent and differentiated from other Talents, as your disclosure seems to suggest.

Company Response. The Talent who is currently engaged by the Company is Nick Kyrgios, the professional tennis player. The Roys that the Company intends to sell will relate to (i) this Talent and (ii) other Talents. The Roys of additional Talents will either derive from (i) Talents sourced by the US employees of the Company and who will enter into Performance Agreements with the Company and (ii) Talents whose image rights have been granted to MANSE France under performance agreements and who will be sub-licensed to the Company in accordance with the terms of the Master Agreement (Exhibit 6.3 of the revised offering memorandum). The Talents contracted with MANSE France are listed in Appendix I to this letter. While the contractual terms applicable to Roys associated with all Talents will be substantially the same, each series of Roys will be identified on the website with a particular Talent, at all times from the moment the Roy is offered to the moment the Roy is sold or otherwise terminated. The “yield” amounts associated with each Talent will be unique to that Talent and the “price” for a Roy associated with each Talent will be unique to that Talent.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

5. We note your indication that your primary source of operating revenue going forward will be the proceeds from this offering. Given that your primary activity will be the issuance of Roys, as well as investing and re-investing in Roys, tell us why you should not be considered an investment company required to register under the Investment Company Act of 1940.

Company Response. As the SEC explains on its website,1 “[g]enerally, an “investment company” is a company that issues securities and is primarily engaged in the business of investing in securities.” The Company will not invest in any securities, and we have clarified in the revised offering memorandum that the Company is not primarily engaged in investing in or purchasing Roys. Because the Roys are contractual in nature, the company cannot be party to a contract with itself.

General

6. We note your disclosure that participants can offer to sell or trade Roys to other participants on the trading platform at royaltiz.com at the then-prevailing price. We also note your disclosure that MANSE Plateforme SAS operates the platform. Please provide us your analysis as to the applicability of Exchange Act Rule 3b-16 to the activities contemplated by the platform, and tell us whether you or MANSE Plateforme SAS has registered as a broker-dealer or, if not, why not.

Company Response. As clarified in the revised offering memorandum, MANSE USA, which is the issuer, will own and operate a separate website in U.S. dollars rather than relying operating on the platform operated by MANSE Plateforme which operates in Euros, the currency used in France. Accordingly, we do not believe that it will be operating as either a broker or a dealer. While we do not believe any employees will play a role that would be considered that of a “broker,” any such employees would be covered by the safe harbor provided by Exchange Act Rule 3a4-1..

7. Explain how the MANSE Liquidity Pool operates to stand in for a buyer or seller in order to create a liquid market for the Roys. Elaborate upon what you mean by the ability of the pool to step in “at least initially” and discuss the “certain circumstances” and the “certain conditions determined by you” in which an affiliate of yours may step in to offer such liquidity. Distinguish your “Instant Liquidity” feature from your Liquidity Pool. Tell us how the “Instant Liquidity” feature and the Liquidity Pool do not run afoul of Regulation M.

Company Response. MANSE Liquidity Pool is a separate company incorporated under the laws of France. MANSE Liquidity Pool receives a service fee from the Company, and in consideration of the service fee and the receipt of information regarding the price set for Roys as determined by the price formula calculation (which is different from the algorithm, which is only used to calculate yields) contained in the Participation Agreement, MANSE Liquidity Pool undertakes to purchase Roys that investors seek to sell on the platform, and will be the sole purchaser of Roys on the platform. It will in due course sell Roys on the platform to recover proceeds spend purchasing Roys, but will not seek making a profit on the trades to the extent possible. In some cases a profit (or loss) on individual trades will be unavoidable, such as where the price of a Roy is rising or falling over a period of time, but MANSE Liquidity Pool has policies in place that prohibit it from making an overall profit on purchases and sales. We do not believe that Rule 101 of Regulation M applies because the purchases of the securities will not impact the price of the securities and that rule is a prophylactic rule designed to prevent market manipulation.

1 SEC Website, Investment Companies, https://www.sec.gov/answers/mfinvco.htm.

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8. We note your disclosure that “although some details about how the algorithm operates will be made available to Roy holders as addressed below in section titled ‘The Company’s Business,’ or otherwise made publicly available, we will not disclose all details about the operation of the algorithm so investment decisions will have to be made without that information.” Please remove this disclosure and include a description of the algorithm in the appropriate places throughout your filing, including Exhibit 6.5, or tell us why the algorithm is not material.

Company Response. We have attached to the revised offering memorandum as Exhibit 6.6 a summary description of the algorithm, and a copy is also attached to this letter as Appendix II.

9. We note your disclosure that you intend to disclose changes in the estimated yield monthly. Please clarify the manner in which you intend to relay such changes to investors.

Company Response. Estimated yields are continuously posted on the website in the information box associated with a particular series of Roys (i.e., the series assocated with the particular Talent). Estimated yields are updated monthly. The actual yield payment each month is communicated to the Roy holders directly on their personal area of the website www.royaltiz.com, and we have made clarifications to the revised offering memorandum. Screenshots of an information box with estimated yields and of an notice to an investor of the yield payment will be forwarded to you by email upon request.

10. Throughout your filing, revise to clarify on what basis the yield will be paid (i.e., monthly, annually, etc.), if known. In this regard, you seem to be conveying to investors the assurance of a yield of at least 2% of the introductory price of the Roy but it is unclear when investors will receive such amount, or future amounts.

Company Response. Payments of yields are made monthly on anniversary date of the relevant Talent’s introduction (e.g., if a Talent is introduced on February 19, the yields are paid on the 19th day of each month) by crediting the investor’s wallet accessible from the platform. The investor may then decide to have the relevant yield amount transferred to the bank associated with their wallet. We have made clarifications to the revised offering memorandum.

11. We note that the Terms and Conditions filed as Exhibit 3.1 and the Participation Agreement filed as Exhibit 6.1 to your offering statement reference two types of Roys, Roys based on a Talent’s Primary Income, and Roys based on a Talent’s Performance. Please disclose in your filing the kind of Roys you are offering. Also, because these exhibits appear to apply to your affiliate and not to you, revise to provide exhibits that are specific to the terms of the Roys you are offering.

Company Response. The Company will only offer Roys based on Talent’s Performance, and have made the clarification in the revised offering memorandum.

12. In one place in your filing, you say that your users will be able to trade certain Roys in relation to talents who have entered into agreements with MANSE France, but in another place you say that you will have the right to offer all of the Roys associated with talents who are currently engaged by MANSE France to your users. Please revise to clarify whether your users will be able to purchase Roys from MANSE France or from you in a primary offering, and if so, whether those Roys are included in the 30,000,000 you are seeking to qualify in this offering statement. If you are offering or planning to offer Roys already issued by MANSE France in a secondary offering, revise to clarify. Furthermore, please also provide your analysis as to how this feature complies with Rule 251(b)(1) of Regulation A.

Company Response. Users based in the US are not authorized to enter into Participation Agreements with MANSE France (“purchase Roys from MANSE France”). This offering of 30,000,000 Roys is made only by the Company and only users based in the United States will be able to enter into Participation Agreements with the Company. As mentioned in Par. 4 above, Roys in relation with Talents primarily engaged by MANSE France may be issued by the Company as the Company has been granted a sublicense by MANSE France under the Master Agreement. We have made clarifications to the revised offering memorandum. We believe that the answer to this question addresses also the question about the Company’s compliance with Rule 251(b)(1).

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13. It is not clear how the Roys you propose to issue should be characterized for purposes of Rule 261(c) of Regulation A. For example, the disclosure in the filing indicates that “holders of Roys will not have many of the rights traditionally associated with holders of debt instruments, nor will they have any of the rights traditionally associated with holders of equity. For example, holders of Roys will not receive a right to any repayment of principal or interest, as might be expected under a traditional debt instrument. Nor will holders receive an interest in the profits or losses of the Company or any of its affiliates, any rights to distributions from the Company, or any legal or contractual right to exercise control over the operations or continued development of the Company or any affiliate, which are rights typically afforded to equity holders.” In addition, as the yield payments appear to be based on an algorithm, the Roys appear to have characteristics associated security-based swaps. Please provide us with your legal analysis as to how the Roys should be appropriately characterized under Rule 261.

Company Response. We believe that Roys are equity instruments under the Howey test as purchasers are relying on the efforts of the Talents to increase the value of their investments. Although Roys are not cryptocurrency, they are digital assets and the analysis is set forth in the Commission’s Framework for “Investment Contract” Analysis of Digital Assets available on the SEC website.

14. Please revise your website to include the legend and information required by Rule 255 of Regulation A.

We have included the legend and other information required on the website, noting however that currently residents and others based in the United States currently are not permitted to purchase Roys on that website.

We hope that the foregoing has been responsive to the Staff’s comments. Please direct any questions or comments regarding the foregoing to Simon Wood 212-969-4333 or Frank Zarb at (202) 416-5870.

Very truly yours,

/s/ Simon Wood

cc:	Christophe Vattier
Richard Mogni
Frank Zarb

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Appendix I

List of Talents

Talent	Entity
Faouzi SADDOUKI (Alrima)	Manse International
Joe Gilles (Joe Dwet Filet)	Manse International
Finagnon Tobossi (FIF)	Manse International
Sofiane (Fianso)	Manse International
Satchela Djedje (Vegedream)	Manse International
Sebbar Salim (Babalahziz)	Manse International
Alan Baudot	Manse International
Arnaud Souquet	Manse International
Colin Dagba	Manse International
Griedge Mbock	Manse International
James Lea Siliki	Manse International
Jean Charles Castelleto	Manse International
Joan Trepy (Popey)	Manse International
Nordini Idri (Nono)	Manse International
Thilo Kehrer	Manse International
Matteo Fox Ginestet (El Foxito)	Manse International
Astrid Schacht	Manse International
Andreas Pereira	Manse International
David Neres	Manse International
Gabriel Paulista	Manse International
Igor Gomès	Manse International
Kaio Jorge Ramos	Manse International
Layvin Marc Kurzawa	Manse International
Matheu Franca Silva (Matheuzinho)	Manse International
Victor Alexander Da Silva (Vitinho)	Manse International
Yan Valery	Manse International
Arsène Froon	Manse International
Bryan Mounkala (Bolemvn)	Manse International
Moussa Diaby	Manse International
Mvulu Mervin Bundu (UZI)	Manse International
Noor Arabat (Dinor)	Manse International
Presnel Kimpembe	Manse International
Trevoh Chalobah	Manse International
Antoine Dupont	Manse International
Moise Kean	Manse International
Ikoné Jonathan	Manse International
Bakary Samaké	Manse International
Nathanaël Mbuku	Manse International
Jordan Veretout	Manse International
Ludovic Blas	Manse International
Mehdi Zerkane	Manse International
Stéphane Diarra	Manse International
Matthieu Jalibert	Manse International
Cameron Woki	Manse International
Sekou Macalou	Manse International
Teddy Thomas	Manse International
Eric Junior Dina Ebimbe	Manse International
Hadrien David	Manse International
Amine Boughanmi (Mino)	Manse International

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Maxence Lacroix	Manse International
Gabin Villière	Manse International
Said Benrahma	Manse International
Grace Geyoro	Manse International
Dorian Boccolacci	Manse International
Jonathan Danty	Manse International
Jonathan Clauss	Manse International
Youssouf Fofana	Manse International
Ferland Mendy	Manse International
Corentin Moutet	Manse International
Ramzan Jembiev	Manse International
Virimi Vakatawa	Manse International
Antoine Hastoy	Manse International
Victor Yoka	Manse International
Riyad Mahrez	Manse International
Nolann Le Garrec	Manse International
Rodolphe Cuvelier (Rawdolff)	Manse International
Wilfrid Hounkpatin	Manse International
Elohim Prandi	Manse International
Salahdine Parnasse	Manse International
Marie-Antoinette Katoto	Manse International
Diani Kadidiatou	Manse International
Elye Wahi	Manse International
Hugo Gaston	Manse International
Benoît Saint Denis	Manse International
Mohamed Bayo	Manse International
Mike Maignan	Manse International
Mvumbi Gauthier	Manse International
Ilaix Moriba Kourouma Kourouma	Manse International
Sofiane Oumiha	Manse International
Maxwell Cornet	Manse International
Manon Fiorot	Manse International
Lorenzo Musetti	Manse International
Yoan Tanga Mangene	Manse International
Jérémy Doku	Manse International
Taylor Lapilus	Manse International
Enzo Le Fée	Manse International
Yves Landu	Manse International
Eric Bertrand Bailly	Manse International
Max Spring	Manse International
Lucas Paquéta	Manse International
Andrew Albicy	Manse International
Sofiane Bouffal	Manse International
Emerson Royal	Manse International
Louis Foursans-Bourdette	Manse International
Castello Lukeba	Manse International
Petr Yan	Manse International
Lucas Moura	Manse International
Andreaw Gravillon	Manse International
Tukhugov Zubaira Alikhanovich	Manse International
Sean Brady	Manse International
Léo Coly	Manse International

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Kounde	Manse International
Amine Ayoub	Manse International
Borna Coric	Manse International
Ulanbekov Tagir	Manse International
Mohamed Henni	Manse International
Albert Braut Tjaland	Manse International
Lovro Majer	Manse International
Eduardo Camavinga	Manse International
Bilel Jkitou	Manse International
Junya Ito	Manse International
Aurélien Tchouaméni	Manse International
Karl Toko Ekambi	Manse International
Khamzat Chimaev	Manse International
Salama Amine	Manse International
Tony Yoka	Manse International
Danilo Fischetti	Manse International
Rafael Leao	Manse International
Wesley Saïd	Manse International
Jordan Siebatcheu	Manse International
Lucas Tauzin	Manse International
Kolo Muani Randal	Manse International
Sergey Morozov	Manse International
Christ Esabe	Manse International
Umar Nurmagomedov	Manse International
Karen Khachanov	Manse International
Junior Aho	Manse International
Alexandre Muller	Manse International
Enzo Couacaud	Manse International
Caroline Garcia	Manse International
Jeffrey John Wolf	Manse International
Reilly Opelka	Manse International
Alexis Flips	Manse International
Veronika Kudermetova	Manse International
Ammari Diedrick	Manse International
Alexis Nicolas	Manse International
Ollie Bearman	Manse International
Sergei Pavlovich	Manse International
Pierre Fouyssac	Manse International
Tiémoué Bakayoko	Manse International
Cristian Volpato	Manse International
Ollie Gray	Manse International
Jenson Brooksby	Manse International
Yanis Ghemmouri	Manse International
Romain Taofifénua	Manse International
Selma Bacha	Manse International
Jamshidbek Najmitdinov	Manse International
Giulio Zeppieri	Manse International
Will Still	Manse International
Hamari Traoré	Manse International
Jalen Milroe	Manse International
Edoardo Liberati	Manse International
Leonardo Spinazzola	Manse International

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Corentin Chevrey	Manse International
Alexandre Christophe (Andilex)	Manse International
Zizou Bergs	Manse International
Moefana Yoram	Manse International
Islam Makhachev	Manse International
Jiri Lehecka	Manse International
Michael Mmoh	Manse International
Raka Alivereti	Manse International
Francesco Passaro	Manse International
Paolo Garbisi	Manse International
Daniil Medvedev	Manse International
Benoît Paire	Manse International
Wesley Fofana	Manse International
Constant Lestienne	Manse International
Francisco Cerundolo	Manse International
Khabib Nurmagomedov	Manse International
Corentin Tolisso	Manse France
Gonçalo Inacio	Manse France
Jaume Munar	Manse International
Nuno Mendes	Manse France
Cobus Reinach	Manse France
Bruno Fernandes	Manse France
Miomir Kecman	Manse International
Nick Kyrgios	Manse USA
Alisha Lehman	Manse International
Cheslin Kolbe	Manse France
Ikram Aliskerov	Manse International
Jéronimo de la Fuente	Manse France
Ciryl Gane	Manse International
Ange Loosa	Manse International
Vinicius Junior	Manse International
Domic Schober	Manse International
Andrea Vavassori	Manse International
Lola Lovinfosse	Manse International
Cyril Hanouna	Manse International
Datro Fofana	Manse International
Osman Nurmagomedov	Manse International
Olga Danilovic	Manse France
Luciano Darderi	Manse France
Linda Noskova	Manse France
Daria Kasatkina	Manse International
Jordan Lotomba	Manse France
Christopher Wooh	Manse France
Alexis Beka Beka	Manse France
Daniel Riolo	Manse France
Manu Koné	Manse France
Magomedov Sharabutdin	Manse France
Casper Ruud	Manse France
Akrame Benallal	Manse France
Josh Burdon	Manse France
Louis Rees-Zammit	Manse International

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Appendix II

Summary Description of Algorithm

Quantitative model for valuing influencers and use cases

This report is structured as follows. We will first describe our methodology for quantitative talent valuation by breaking down revenue by social network, to understand the link between talent activity on social networks and their revenue. We will then describe our method of segmenting the different influencers and then describe our method of predicting future revenues. Finally we will see how to use the model to arrive at a robust valuation and other applications that derive from the structure of this model.

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I. Description of the Influencer Valuation Model

a) The model

We model talent revenues on social networks as the direct sum of granular revenues. To illustrate this, let’s take a period T of 1 month, we can then break down the revenue over this period:

Revenus(T)=PostFreq(T)*FinancedFreq(T)*PricePerPost(T)

Where:

PostFreq = Number of posts on the social network over the period T,

FinancedFreq = Percentage of financed posts (i.e. content financed by a brand for the influencer to include in a post),

PricePerPost = Price for a funded publication

This last quantity is key for the modelling, it represents the amount that a brand is willing to pay for a publication by this influencer on the social network. It is explained as follows:

PricePerPost(T)=Followers(T)*EngagementRate(T)*(PricePerEngagement+ε)

Where:

Followers = Number of users on the social network following the influencer’s account,

EngagementRate = User engagement rate, also known as community. It is calculated as follows: number of likes plus the number of comments per publication divided by the number of Followers.

PricePerEngagement = Price brands are willing to pay per user following the influencer and being engaged.

We will see later how to estimate the PricePerEngagement parameter, and we will also justify this formulation in a quantitative way. It will depend for example on the country in which the influencer has the majority of his audience and on the quality of his audience. Finally, we integrate the random part of the PricePerPost in an Epsilon random variable for which we will see that the hypothesis of zero mean will be verified. It remains for us to determine the uncertainty thanks to the variance.

By using the influencer’s data on the social network and the actual market prices for the publications we can calibrate the revenue model. We will then describe the type of statistical modelling (Hierarchical Bayesian regression model) that we use to perform the calibration.

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Once the revenue model is in place, we define a future period of 10 years over which we must predict the influencer’s revenue. To do this, we need to predict the value of the dynamic variables of the model, mainly the number of Followers and the engagement rate. We will see later on how we make this prediction based on a Bayesian auto-regression model.

Finally we have access to a valuation:

Where:

year = year over which we predict ({1,2,..,10})

r = rate at which future income is discounted

b) The Data available

For our modelling we opted for an unlimited subscription to Favikon (https://www.favikon.com/) a digital marketing decision support platform for Instagram that has a large amount of public data on the activity of influencers of all sizes by scrapping directly on the Instagram platform. We access this data via the API which allows us to extract large amounts programmatically.

We have used this platform to extract over 30,000 Instagram accounts located in Europe with at least 100,000 followers and not linked to a brand.

This gives us access to historical data on follower numbers and engagement rates. In addition, we have audience data such as follower location and demographic data. Finally, we also have textual data such as hashtags and mentions used in influencers’ publications.

Below is an example of a major French influencer:

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We also have access to a sample of pricing data (price per publication, price per story) from a French influencer agency coupled with pricing data from an online platform for digital marketing.

We will now describe our statistical approach to infer the parameters of the model using the data at our disposal.

II. Inference Methods

a) Segmentation

To separate the influencers into different groups, and thus analyse the importance of the separators in the model, we start by using the location of the audience by looking at the country with the largest proportion of the audience per influencer.

Then we use a separation based on the number of followers and the engagement rate as a quantitative variable. This separation is simply done in percentiles, so group ordered with equal proportion.

Finally, we define a sectoral segmentation using textual data composed of hashtags and mentions used by influencers in their publications. For each influencer, we create a table with the number of occurrences of each hashtag and mention. Below is an example of a table for influencer A:

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We then normalise each influencer by dividing each table by the sum of the occurrences. The separation method we use is inspired by the Bag Of Words method see [4,5] used in Natural Language Processing consisting in creating a large matrix, where each row is the name of the influencer and the columns correspond to all the mentions (resp. hashtags) used at least once by at least one of the influencers. We therefore observe a very sparse matrix with a majority of zeros on each row except for the columns where for the influencer in question there is at least one occurrence.

These sparse matrices are also very large, so the dimension should be reduced. To do this, one method considered is principal component analysis see [3,4]. It would give groups directly, but it has the limitation of losing the interpretability of each component.

To overcome this problem we use an iterative method consisting of iteratively sorting the words by their total occurrences and then removing the words with the least occurrences and evaluating the total variance of the sample. When a final variance of at least 80% is reached, the process is stopped. This effectively reduces the size of the matrices (number of columns) while maintaining the information set.

We can then calculate measures of similarity between profiles by calculating the dot product between each profile. Finally we sort for a profile or a set of profiles selected as representative of a sector the most similar profiles. We can also create clusters that we will call sectors, by classical clustering methods such as K-Means, Hierarchical methods, etc.

b) Price per engagement

We will now describe the model we have developed to estimate the prices per engagement introduced in II.a. For this purpose, we have 25 prices per publication from a French talent management agency. These prizes are offered to brands to collaborate with the influencers that the agency manages. To this we add 30 awards per publication from an online platform known as the reference for brands, agencies and influencers directly.

We opted for a hierarchical Bayesian model, which has the advantages of delivering fully interpretable conclusions, allowing complete control over the different factors of variability, and expressing the uncertainty around each variable used as well as the predictions. In particular, it allows us to overcome the problem of overfitting with the help of the a priori that we impose, as well as to regularise the model that contains correlated variables. More information on the structure and details of these models can be found in [1,2,6,7].

We formulate from the equation introduced in II.a:

PricePerPost (T)=Followers (T)*EngagementRate (T)*(PricePerEngagement+ε)

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The following hierarchical model:

Where, ppe represents the price per commitment, we use a very conservative a priori centred in 0 with a low Sigma standard deviation. This allows us to regularise the model (strong evidence from the data will be needed to justify II.a). Next we want to see the effect of engagement rate and number of followers on ppe. We therefore create 3 groups for each as described in III.a.

The hierarchy is as follows ppe follows a normal distribution centred in 0, then ppe_er and ppe_fol follow normal distributions centred in ppe, finally for each group segmented in number of followers and engagement rate (i,j above) ppe_er_group[i] and ppe_fol_group[j] follow normal distributions centred in ppe_er and ppe_fol.

This leaves some variability from each group but still constrained to not deviate from the parent parameter ppe.

For each influencer coming from the agency prices we retrieve the quantitative values (number of influencers, engagement rate) as close as possible to the date of publication of the prices.

We also tried to add other variables such as sectors, growth, etc., however these variables do not add predictability or in a very uncertain way, moreover the number of points being limited we opted for a choice of stability and interpretability by keeping a parsimonious model.

Sigma is chosen as weak and then validated from a range by cross validation see [8]. We then separate the data into two parts, one part (In Sample) on which we regress the parameters and a second part (Out Of Sample) on which we evaluate the quality of the model.

Finally, we performed the MCMC inference, see [9], using Python as a programming language and the JAX library (https://jax.readthedocs.io/en/latest/) which allows to translate scientific models in a flexible way and very efficient in terms of computation time.

Below we find the parameters resulting from the inference. We observe very healthy a posteriori distributions centred around 0.05 with very moderate deviations from the mean. The MCMC chains are also very healthy as can be seen on the following graph (third quadrant).

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Below we find the correlations between predicted and actual values as well as the coefficient of determination. These values are very strong and stable on both In Sample and Out Of Sample.

Finally, below we find the links between final price predictions by publication and actual (official) values. We have added the confidence interval [1%,99%] of the model’s predictions (accessible through the Bayesian format) for each point. The model thus explains the vast majority of the variability with very reasonable accuracy.

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We therefore inferred a strong link between the prices used by branders and the characteristics of influencers in France. The formulation is fully interpretable with a very moderate amount of variability. It will now be possible to use the characteristics of a new French influencer to determine a price per engagement (and the associated uncertainty) at any time on historical data for example, as well as future predictions of these characteristics.

We will now detail our future growth model which will allow us to give future predictions of these characteristics.

c) Regressive model for predicting future growth

As we introduced in II.a to predict future revenues we need to predict the dynamic variables of the revenue model. We start with the most important variable expressing the most variability over time, the number of followers.

To do this we define the following hierarchical Bayesian past-future growth regression model:

The hierarchy is as follows:

Where beta represents the relationship between past and future growth, H (resp. h) is the period over which future (resp. past) growth is calculated and constant represents the past-independent quantity in future growth. Again we use very conservative a priori centred in 0 with low Gamma and Alpha standard deviations. Finally, similar to II.b we want to see the effect of engagement rate and number of followers as well as the period h on beta. We therefore create 4 groups for each as described in III.a.

The hierarchy is as follows beta follows a normal distribution centred in 0, then beta_er, beta_fol and beta_h follow normal distributions centred in beta, and finally for each group segmented in number of followers, engagement rate and h (i,j,k above) beta_er_group [i], beta_fol_group [j] and beta_h_group follow normal distributions centred in beta_er, beta_fol and beta_h.

This leaves variability from each group but still constrained to not deviate from the parent parameter beta. The constant parameter follows an equivalent approach.

We used the 30,000 counts available to us over the period of about 2 years. This allowed us to calibrate the model on almost 220,000 points which we then normalise.

Finally, Gamma and Alpha are selected in the same way as Sigma in III.b.

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Below we find the parameters resulting from the inference. We observe very healthy a posteriori distributions centred around 0.55 for beta and 0.01 for constant with very moderate deviations from the mean.

We can observe a strong impact of the engagement rate, the higher this rate is, the more past growth is linked to future growth. This confirms the intuition that the more the audience is engaged, the more the influencer is attractive, he creates value for his audience and thus attracts more people by trend effect. The number of followers also has a more moderate impact, the higher the number of followers, the less important the link between past and future growth. Indeed, intuitively, we can think that from a certain number of followers the account becomes less personalized and reaches a certain threshold. Finally, the period over which we calculate the growth has a lesser effect, which we will keep in mind when we predict over several time steps and will therefore help us to stabilise our predictions even more.

As for the constant parameter, we find the fact that social networks are in a period of strong growth as we introduced in I. There is therefore a macro trend independent of the characteristics of the influencers.

Below we find the correlations between predicted and actual values as well as the coefficient of determination. These values are very strong and stable on the two samples In Sample and Out Of Sample.

Finally below we look at the final follower predictions on 4 influencers. By observing the actual values up to a certain time, then using the predictive model we apply to several consecutive future steps. We obtain robust future predictions with a good control of uncertainty. (blue: actual values, yellow: predicted values, [purple-red]: confidence interval on predictions)

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It is therefore now possible to predict a future trajectory of the number of followers with a controlled level of uncertainty.

In order to obtain a valuation of an influencer we can now join each part of the model and thus define this valuation in expectation (average) and also estimate the moments and confidence intervals around this expectation. This is detailed in the next section.

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d) Valuation by future discounted income

Recall the formulation introduced in II:

We have described how to infer the price per engagement and the future evolution of the number of followers. We now need to formulate the post frequency, the frequency of funded posts and the engagement rate.

From the observations obtained in our database of influencers we can obtain the post frequency as the average over the last months of the number of posts, we add around this average the measured standard deviation of this estimator. We proceed in the same way for the financial post frequency, for each observed post we analyse the textual content if a brand is mentioned or if it is an official partnership then we consider this post as a funded post.

Thus we obtain a mean value and a standard deviation of this measure. We can therefore rephrase these two quantities as follows:

Although we observe a negative relationship of the engagement rate as a function of the number of followers in an absolute way when comparing thousands of influencers’ accounts, by focusing on the temporal dynamics of this variable for each influencer independently we do not find a strong enough relationship to be justified in the model.

Indeed, starting from an engagement rate value, the temporal evolution of the number of followers for an influencer does not express a strong enough link of temporal predictability with the evolution of the engagement rate. Therefore, we use a modelling similar to PostFreq and FinancedFreq:

Finally, let us recall the formulation obtained previously for the number of followers:

MonthNdays representing the number of days for month T (value for H).

We thus arrive at the valuation expressed as follows:

For the sake of clarity we have renamed PricePerEngagement to include Epsilon.

This quantity is by definition a random variable for which the expectation is easily accessible and is the average expected price.

To obtain the degree of uncertainty, it will be appropriate, for example, to simulate the trajectories by Monte Carlo or to use a semi-explicit formulation coupled with a dynamic programming method and thus obtain a distribution around the average price.

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Finally, the choice of the rate at which future revenues are discounted depends on the use and can also integrate the uncertainty around the average price as a measure of risk, which will be translated into a minimum rate of return on investment for example.

III. Applications and Integration in Manse

As our valuation method is entirely systematic, it opens up a wide range of applications. Indeed, by accessing tens of thousands of influencer profiles, we can for example observe and study the past evolution of the value of a talent. To do this we apply the valuation formula to each historical point and thus obtain the valuation history.

Below we find, for an influencer A, his past trajectory of average values:

We can also observe the influence of the uncertainty around the different variables of the model. Below we observe for example for this same influencer a sample of historical values by simulating the uncertainty around the Price Per Commitment.

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One example is the nowcasting method, which consists of assessing the value of an unobservable quantity in a continuous manner, at each point in time by simply observing the social network variables at time t and applying the revenue formula. We then obtain a real time estimate of an influencer’s income, even though it is not directly observable in an official way.

Thanks in particular to the historical trajectory, it is possible to estimate returns on investment as well as the associated risks. By applying classical methods one can also assess the correlation with other asset classes such as equities or government bonds etc., by aligning the historical price series of equities and government bonds with those of the influencer.

By comparing the different influencers within their sectors, for example, we can assess the performance of an influencer relative to its sector by studying all the historical curves in comparison. It is also possible to detect high potential talents, or to detect trends among sectors.

This method will also be used when introducing talent to the Manse platform in the following way:

1 - Select an Influencer A.

2 - Obtain at least 2 years of official revenue from the influencer.

3 - Apply the revenue model to the period of official revenue obtained in 2 and refine the parameters of the model accordingly.

4 - Apply the Valuation model with the new refined parameters.

5 - Follow the evolution of the valuation in Nowcasting once the talent is on the platform.

Conclusion

It should be remembered that to date, there is no method of valuation by expected future income of an individual, and even less so for the category of influencers on social networks. This type of innovative talent in a very recent and fast-growing sector of activity constitutes an important and complex challenge in terms of valuation.

We have introduced an innovative method based on quantitative modelling of key performance factors used by brand owners to model influencer revenues. In particular, we developed a strong understanding of the relationship between talent activity on social networks and their revenues through robust modelling based on a large number of data sets. Following this, by modelling the dynamics of the talent’s activity and audience, we built a rigorous predictive model of future revenues supported by a validation on a large number of real points.

Finally, thanks to the systematic and quantitative nature of the valuation model and the data driven segmentation, we have introduced a number of applications that we are implementing within Manse allowing us to propose innovative products and offering the user an understanding and a controlled level of risk thanks to the complete measurement of uncertainty.

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References

[1] Greg M. Allenby, Peter E. Rossi, Robert E. McCulloch(2005) Hierarchical Bayes Models: A Practitioners Guide.

[2] Roger Levy (2012) - Probabilistic Models in the Study of Language, Chapter8, Hierarchical Models.

[3] Cosma Shalizi, Carnegie Mellon University, lecturel2, Chapter18, Principal Components Analysis.

[4] B F Ljungberg, (2017), Dimensionality reduction for bag-of-words models: PCA vs LSA.

[5] Steven Bird, Ewan Klein, and Edward Loper. Natural Language Processing with Python. O’Reilly Media, 2009.

[6] Rossi, Peter E., Greg M. Allenby and Robert E. McCulloch (2005), Bayesian Statistics and Marketing, New York: Wiley.

[7] Andrews, Rick , Asim Ansari, and Imran Currim (2002) “Hierarchical Bayes versus finite mixture conjoint analysis models: A comparison of fit, prediction, and partworth recovery,” journal of Marketing Research, 87-98

[8] Sebastian Raschka,(2018), Model Evaluation, Model Selection, and Algorithm Selection in Machine Learning

[9] Matthew D. Hoffman, Andrew Gelman, (2011), The No-U-Turn Sampler: Adaptively Setting Path Lengths in Hamiltonian Monte Carlo

[10] Brown D, Hayes N (2008) Influencer Marketing: Who Really Influences Your Customers? (Elsevier/ButterworthHeinemann), ISBN 9780750686006, URL https://books.google.frIbooks?id=250V.515MIC.

[11] Nora Lisa Ewers, (2017) #sponsored - Influencer Marketing on Instagram An Analysis of the Effects of Sponsorship Disclosure, Product Placement, Type of Influencer and their Interplay on Consumer Responses

[12] Glucksman M (2017) The rise of social media influencer marketing on lifestyle branding: A case study of lucie fink. Elon Journal of Undergraduate Research in Communications 8(2):77-87

[13] Zietek N (2016) Influencer marketing: the characteristics and components of fashion influencer marketing.

[14] Berthon, P. R., Pitt, L. F., Plangger, K., & Shapiro, D. (2012). Marketing meets Web 2.0, social media, and creative consumers: Implications for international marketing strategy. Business horizons, 55(3), 261-271.

[15] Brown, D., & Hayes, N. (2008). Influencer Marketing: Who really influences your customers?. Routledge.

[16] Djafarova, E., & Rushworth, C. (2017). Exploring the credibility of online celebrities’ Instagram profiles in influencing the purchase decisions of young female users. Computers in Human Behavior, 68, 1-7.

[17] Gageler, L., & Van der Schee, J. (2016). Product Placement on Social Media: a study on how Generation Y’s brand perception and purchase intention are influenced.

[18] Facebook developper framework, https://developers.facebook.com/

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Annexes

A. Digital Marketing: Official Figures

A. 1. Number of active Instagram users in millions

A. 2. Number of sponsored posts in millions

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A. 3. Digital marketing market sizes in billions of USD

B. Digital Marketing: Official surveys

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C. Digital Marketing: Sample Posts

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